Exhibit 99.1

ZIM Provides Update on Merger Agreement

HAIFA, Israel, July 6, 2026 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today provided an update regarding its previously announced merger agreement with Hapag-Lloyd. The Company continues to act in accordance with the agreement and in ongoing collaboration with the relevant state authorities as part of the regulatory review process.

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

The above information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities, intent, results and other events relating to the proposed transaction. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology, but are not the only way these statements are identified. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are many factors that could cause the Company’s actual results, level of activity, performance or achievements or matters relating to the proposed transaction to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including without limitation: (1) the parties may fail to satisfy any of the conditions to the closing of the proposed transaction, including the potential failure to obtain approval by the Company’s shareholders or applicable regulatory authorities; (2) the Company may incur unexpected costs, liabilities or delays relating to the proposed transaction; (3) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the Company may become subject to legal proceedings related to the proposed transaction, and the outcomes thereof; (5) the Company may be adversely affected by other economic, business and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (7) difficulties in recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the proposed transaction on the Company’s business relationships; (10) other risks relating to the proposed transaction, including the risk that the proposed transaction will not be completed within the expected time period or at all, and that its termination under certain conditions could result in the Company’s requirement to pay a termination fee; and (11) the factors, risks and uncertainties detailed from time to time in the Company’s filings with the SEC, including under the caption “Risk Factors” in its 2025 Annual Report filed with the SEC on March 9, 2026. These forward-looking statements are made only as of the date hereof, and other than as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

Elana Holzman

ZIM Integrated Shipping Services Ltd.

+972-4-865-2300

holzman.elana@zim.com

Leon Berman

IGB Group

212-477-8438

lberman@igbir.com

Media:

Avner Shats

ZIM Integrated Shipping Services Ltd.

+972-4-865-2520

media@zim.com